WILLDAN GROUP, INC.

2401 East Katella Avenue, Suite 300

Anaheim, California 92806

September 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jay Ingram

Re:                             Request for Withdrawal of Acceleration Request for Willdan Group, Inc.

Registration Statement on Form S-3 (File No. 333-217356)

Dear Mr. Ingram:

Willdan Group, Inc. (the “Registrant”) hereby respectfully requests withdrawal of its acceleration request filed on September 25, 2017 relating to the above-referenced Registration Statement.  The Registrant is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (800) 424-9144.

Very truly yours,

Willdan Group, Inc.

By:	/s/ Stacy. B. McLaughlin
	Name:	Stacy B. McLaughlin
	Title:	Chief Financial Officer and Vice President